Exhibit 2

Media release

11 February 2003

Westpac Launches a Share Sale and Top-Up Facility for Eligible Shareholders

Westpac Banking Corporation (“Westpac”) has today announced the establishment of a share sale and top-up facility (the “Facility”) for eligible shareholders.

Eligible shareholders have the opportunity to either sell all of their shares or purchase additional shares, free of brokerage and without having to directly engage a stockbroker.

The Facility is entirely voluntary and is being offered in Australia and New Zealand to shareholders who hold less than 500 shares.  A similar facility is also being conducted in New Zealand for holders of NZ Class Shares in Westpac (NZ) Investments Limited (formally WestpacTrust Investments Limited) for holders of less than 250 shares.

The Facility opens on Wednesday 12 February 2003 and is scheduled to close on Friday 4 April 2003.

Shareholder information packs will be mailed to eligible shareholders and will include a letter, personalised sale and buy instruction forms, questions and answers and the terms and conditions.

Shareholders wishing to participate will need to sign and return either the sale or buy instruction form, which must be received by Westpac’s registry by no later than 5.00pm (Sydney time) on 4 April 2003, at which time the Facility is scheduled to close.

The Facility provides a convenient way for eligible shareholders to either sell their entire holding or increase their holding.  At the same time, the Facility is expected to help reduce the costs of operating Westpac’s share register.

If shareholders are in any doubt about whether to participate, they should consult their professional adviser.

For more information on the Facility, eligible shareholders can contact the facility call centre on 1800 003 300 in Australia or 0800 002 727 in New Zealand.

Key elements of the Facility include:

Participation

•                     Participation is entirely voluntary;

•                     In Australia, shareholders on Westpac’s register on 7 February 2003 with a registered address in Australia or New Zealand and holding less than 500 shares are eligible to participate;

•                     In New Zealand, NZ Class Shareholders on the Westpac (NZ) Investments Limited register on 7 February 2003 with a registered address in Australia or New Zealand and holding less than 250 shares are eligible to participate;

•                     Eligible shareholders who elect to participate in the Facility may either sell their entire holding or purchase additional shares in three predetermined amounts;

•                     Cheques will usually be mailed within 5 business days after shares are traded.

How to Participate

•                     Shareholders should do nothing if they do not wish to participate in the Facility.

•                     Shareholder information packs, including personalised buy and sale instruction forms, will be mailed to eligible shareholders on 11 February 2003.

•                     To participate, shareholders who are issuer sponsored, will need to sign the personalised buy or sale instruction form and send it to Westpac’s share registry, Computershare Investor Services Limited (“Computershare”), prior to the close of the Facility on 4 April 2003.

•                     Shareholders who are broker sponsored and wish to participate in the share sale Facility, will need to sign the sale instruction form and return it to their sponsoring broker in time for their broker to stamp and forward the form to Computershare prior to 4 April 2003. Those shareholders who are broker sponsored and wish to participate in the top-up facility should sign the personalised buy instruction form and return it to Computershare directly, as per issuer sponsored shareholders.

•                     Any shareholder believing they may be eligible, but who has not received an information pack by the 17 February 2003, should contact the Facility Information line on 1800 003 300 in Australia or 0800 002 727 in New Zealand.

For Further Information

David Lording
Media Relations
Ph (02) 9226 3510
Mb: 0419 683 411